Exhibit 99.1
Dollar Financial Corp. Announces Record Fiscal 2005 Third Quarter Operating Results; Multiple Acquisitions Position Company for Continued Growth; 212 Stores Added to International Network
BERWYN, Pa. — (BUSINESS WIRE) — May 4, 2005 — Dollar Financial Corp. (NASDAQ:DLLR), today announced results for the fiscal quarter ended March 31, 2005.
Highlights for the Quarter Ended March 31, 2005
—	Acquired the assets of We the People USA, Inc., a legal document preparation business consisting of 170 franchise stores; acquired 17 company-operated and 2 franchised financial services stores in the United Kingdom; and acquired 24 company-operated financial services stores in the State of Louisiana.

—	Increased total revenue by 17.0% or $11.0 million to $76.4 million.

—	Increased comparable store sales by $8.4 million or 13.1%; factoring out the effect of foreign currency it was a 9.3% increase.

—	Realized a 25.3% increase in revenue for the Company’s international operations to $43.2 million.

—	Realized a 7.7% increase in revenue for the Company’s U.S. operations to $33.3 million.

—	Increased net consumer lending revenue by $6.5 million or 24.5%.

—	Increased check cashing revenue by $2.3 million or 7.6%.
Commenting on the results, Jeff Weiss, the Company’s Chairman and Chief Executive Officer, stated, “We are very pleased with our performance in our first full quarter as a publicly traded company as we continued to successfully execute on our long-term strategy of building out our strong product mix in a diversified set of international markets. During the quarter, we completed the acquisition of the assets of We the People, a retail franchise legal document preparation business, further enhancing our existing diversified product portfolio. In addition, we completed two other separate acquisitions of retail financial services locations in the U.S. and in the U.K., which allowed us to leverage our existing corporate infrastructure while adding to our footprint in the multiple markets we operate in. We also continue to focus our efforts on increasing our store and regional operating efficiencies, increasing customer service through the use of our enhanced technology platform, and maintaining our key lending ratios.”
Company funded loan originations were $166.7 million for the third quarter, representing an increase of 36.2% or $44.3 million compared to originations of $122.4 million for the same period in the prior year. Increases in loan origination volumes were primarily driven by the Company’s Canadian market, which realized an increase of 41.6% or $31.6 million, due primarily to the extension of increased credit terms to certain of our customers. As a percentage of gross loan fees, the provision for loan losses and adjustment to servicing revenue was stable at 11.6% for the quarter ending March 31, 2005 versus 11.6% for the prior year quarter. While there was a decline in loss rates for our U.S. loan portfolio, it was offset by slightly higher loss rates in our Canadian and U.K. consumer lending operations. Net charge offs on company-funded consumer loans as a percentage of total company-funded consumer loan originations were 1.0% for the third quarter compared to 0.8% for the same period in the prior year. In our check cashing operations, the face amount of the average check cashed increased to $437 for the third quarter and the average fee per check increased 10.5% to $16.94 for the third quarter compared to $15.33 for the same period in the prior year.
The Company’s store and regional margin increased by $4.2 million to $31.3 million or 40.9% of total revenues for the third quarter, compared to $27.1 million or 41.5% for the same period in the prior year. The decrease in store and regional margin percentage was primarily due to the earnings drag associated with the opening of nine new company-operated stores in the third quarter and a total of thirty new store openings thus far in fiscal 2005.
Corporate expenses for the third quarter of fiscal 2005 increased $2.5 million over the third quarter of the previous year to $10.8 million. The increase is primarily attributable to compensation costs related to significant growth of the Company’s foreign operations as well as the addition of corporate personnel to support the continuing rapid expansion of our store network and new product additions. Additionally, in the fiscal 2005 third quarter, the Company incurred significant costs associated with becoming a public company, as well as increased insurance, legal costs and other professional fees. Finally, the Company has begun preparations for Sarbanes Oxley internal controls compliance and although the required compliance date is not until June 2006, the Company has already incurred incremental costs in order to meet this requirement.
The Company’s interest expense for the third quarter declined to $7.8 million, a decrease of 23.5% or $2.4 million from $10.2 million for the same period for the prior year. The decrease in interest expense was primarily the result of the Company using proceeds from its initial public stock offering to redeem certain of its long-term senior and senior subordinated debt obligations.
The Company expensed $10.7 million of non-recurring charges in the third quarter related to the Company’s extinguishment of certain long-term debt obligations and management fees in conjunction with the Company’s initial public stock offering. After expensing the $10.7 million of non-recurring charges, the Company’s income before income taxes was $958,000 for the quarter ending March 31, 2005. On a proforma basis, income before income taxes would be $11.7 million, which would represent a $4.3 million or 58.2% increase over the $7.4 million realized in last year’s third quarter.
Including the effects of the $10.7 million of non-recurring charges, the Company realized a net loss of $4.5 million or $0.28 per diluted share for the three months ended March 31, 2005, as compared to a net income of $1.6 million or $0.14 per diluted share for the same period in the prior year.
FDIC Guidance
As the Company previously disclosed, on March 2, 2005, the FDIC issued revised guidance for member banks operating in the payday lending business. Commenting on the FDIC revised guidance, Mr. Weiss stated, “Our bank partners have informed us that they have submitted to the FDIC plans for compliance with the revised guidelines, and we continue to discuss with our bank partners our plans for the potential implementation of the revised guidance in our U.S. retail store base. To date, we do not believe that the FDIC has responded to our banks with respect to these plans. Part of our planning also includes the option of offering company-funded short-term loan products to our customers under state laws in most of the states where we presently partner with banks to offer these loans. In total, only 21 of our 337 domestic financial services store locations (four stores in Texas and 17 stores in Pennsylvania) are located in states where we do not have the option of offering customers company-funded loans. We continue to expect that the impact, if any, of the Guidance on our store operations will be manageable and we are confident in the sustainability of our business model.”
Fiscal 2005 Guidance
The Company does not currently expect a significant impact from the recently revised FDIC guidelines on fiscal 2005 results; however, the company operates in a regulatory environment where future events may change the Company’s current assumptions and perspective. Given the Company’s current assumptions that there will not be a significant effect on fiscal 2005 results from the revised FDIC guidance, the Company is raising its guidance for fiscal 2005 revenue to between $282.0 and $285.0 million and EBITDA to between $75.0 million and $76.0 million. EBITDA is a non-GAAP financial measure. The most comparable GAAP financial measure is income before income taxes. The reconciliation between EBITDA and income before taxes is consistent with the historical reconciliation as presented at the end of this release.
Investors’ Conference Call
There is an investors’ conference call scheduled for Wednesday, May 4, 2005 at 5:00 p.m. ET to discuss the Company’s financial results for the fiscal third quarter ended March 31, 2005. Investors can participate in the conference by dialing 888-896-0863 (U.S. and Canada) or 973-935- 8507 (International); use the confirmation code “Dollar”. Hosting the call will be Jeff Weiss, Chairman and CEO, Don Gayhardt, President, and Randy Underwood, Executive Vice President and CFO. For your convenience, the conference call can be replayed in its entirety beginning at 7:00 p.m. Eastern Time on May 4, 2005 through May 11, 2005. If you wish to listen to the replay of this conference call, please dial 973-341-3080 and enter pass code “5973471”.
The conference call will also be broadcast live through a link on the Investor Relations page on the Dollar Financial web site at http://www.dfg.com . Please go to the Web site at least 15 minutes prior to the call to register, download and install any necessary audio software.
About Dollar Financial Corp.
Dollar Financial Corp. is a leading international financial services company serving under-banked consumers. Our customers are typically lower- and middle-income working-class individuals who require basic financial services but, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. To meet the needs of these customers, we provide a range of consumer financial products and services primarily consisting of check cashing, short-term consumer loans, Western Union money order and money transfer products, reloadable VISA(R) branded debit cards, electronic tax filing, bill payment services, and legal document preparation services.
At March 31, 2005 we operated a network of 1,342 stores, including the 170 We the People legal document franchised locations and 700 company-operated stores, in 35 states, the District of Columbia, Canada and the United Kingdom. Our store network is the largest network of its kind in each of Canada and the United Kingdom and the second-largest network of its kind in the United States. Our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations, extended operating hours and high-quality customer service. Our products and services, principally our check cashing and short-term consumer loan program, provide immediate access to cash for living expenses or other needs. For more information, please visit the Company’s website at www.dfg.com.

Forward Looking Statement
This news release contains forward looking statements, including statements regarding the Company’s future results, growth and operating strategy, and the impact of the FDIC guidance on payday lending. These forward looking statements involve risks and uncertainties, including risks related to the regulatory environment, the integration of acquired stores and new product lines, as well as the impact of the FDIC guidance on the Company’s business, results of operations, financial condition and prospects. There can be no assurance that the Company will be able to meet its expected 2005 results, successfully integrate any of its acquisitions or that the FDIC guidance or other Federal, state or foreign legislative or regulatory activities affecting the Company or the banks with which the Company does business will not negatively impact the Company’s operations. A more complete description of these and other risks, uncertainties and assumptions is included in our filings with the Securities and Exchange Commission, including those described under the heading “Risk Factors” in our recent final prospectus from the Company’s initial public offering filed with the SEC on January 31, 2005. You should not place any undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.
DOLLAR FINANCIAL CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(In thousands except share and per share amounts)

	June 30,	March 31,
	2004	2005
		(unaudited)
Assets
Cash and cash equivalents	$69,270	$80,793
Loans receivable
Loans receivable	32,902	38,513
Less: Allowance for loan losses	(2,315)	(3,078)

Loans receivable, net	30,587	35,435
Other consumer lending receivables	7,404	8,353
Other receivables	4,056	6,492
Income taxes receivable	6,125	4,871
Prepaid expenses	4,380	6,921
Deferred tax asset, net of valuation allowance of $24,474 and $33,421	—	174
Notes and interest receivable—officers	4,785	—
Property and equipment, net of accumulated depreciation of $49,540 and $61,986	27,965	31,472
Goodwill and other intangibles, net of accumulated amortization of $23,339 and $23,545	149,118	185,194
Debt issuance costs, net of accumulated amortization of $987 and $2,213	11,428	10,003
Other	4,219	2,422

	$319,337	$372,130

Liabilities and shareholders’ (deficit) equity
Accounts payable	$15,863	$20,866
Foreign income taxes payable	5,979	5,489

	June 30,	March 31,
	2004	2005
		(unaudited)
Accrued expenses and other liabilities	17,854	21,804
Accrued interest payable	5,525	9,532
Revolving credit facilities	—	11,000
Long term debt:
9.75% Senior Notes due 2011	241,176	241,056
16.0% Senior Notes due 2012	42,070	—
13.95% Senior Subordinated Notes due 2012	41,652	—
Other long term debt	105	16
Shareholders’ (deficit) equity:
Common stock, $.001 par value: 55,500,000 shares authorized; 11,025,001 shares issued at June 30, 2004 and 18,403,126 shares issued at March 31, 2005, respectively	11	18
Additional paid-in capital	61,470	165,821
Accumulated deficit	(120,916)	(124,353)
Accumulated other comprehensive income	13,813	26,227
Treasury stock at cost; 59,222 shares at June 30, 2004 and 333,574 shares at March 31, 2005	(956)	(5,346)
Management equity loan	(4,309)	—

Total shareholders’ (deficit) equity	(50,887)	62,367

	$319,337	$372,130

DOLLAR FINANCIAL CORP.
INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except share and per share amounts)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2004	2005	2004	2005
Revenues:
Check cashing	$30,398	$32,708	$87,939	$95,803
Consumer lending:
Fees from consumer lending	29,923	37,225	90,130	113,970
Provision for loan losses and adjustment to servicing income	(3,477)	(4,308)	(17,899)	(22,517)

Consumer lending, net	26,446	32,917	72,231	91,453
Money transfer fees	3,245	3,722	9,574	10,915
Other	5,268	7,102	13,365	16,821

Total revenues	65,357	76,449	183,109	214,992

Store and regional expenses:
Salaries and benefits	19,397	22,365	56,881	63,419

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2004	2005	2004	2005
Occupancy	5,019	5,820	14,768	16,814
Depreciation	1,533	1,773	4,471	5,326
Returned checks, net and cash shortages	2,051	2,699	6,936	7,916
Telephone and telecommunication	1,336	1,600	4,329	4,468
Advertising	1,736	1,983	5,278	7,078
Bank charges	888	1,022	2,778	2,934
Armored carrier services	786	935	2,266	2,649
Other	5,502	6,990	18,345	20,783

Total store and regional expenses	38,248	45,187	116,052	131,387

Store and regional margin	27,109	31,262	67,057	83,605

Corporate and other expenses:
Corporate expenses	8,360	10,838	22,727	31,486
Management fee	249	108	786	636
Other depreciation and amortization	800	806	2,672	2,908
Interest expense, net	10,151	7,766	29,585	27,237
Loss on extinguishment of debt	—	8,097	8,855	8,097
Termination of management services agreement	—	2,500	—	2,500
Other	157	189	278	133

Income before income taxes	7,392	958	2,154	10,608
Income tax provision	5,789	5,437	28,125	14,045

Net income (loss)	$1,603	$(4,479)	$(25,971)	$(3,437)

Net income (loss) per share:
Basic	$0.15	$(0.28)	$(2.37)	$(0.27)

Diluted	$0.14	$(0.28)	$(2.37)	$(0.27)

Weighted average common shares outstanding:
Basic	10,965,779	15,935,660	10,965,779	12,569,815

Diluted	11,367,575	15,935,660	10,965,779	12,569,815

EBITDA Reconciliation
EBITDA is not an item prepared in accordance with GAAP. EBITDA is earnings before interest expense, income tax provision, depreciation, amortization and other items described below. Dollar presents EBITDA as an indication of operating performance and its ability to service its debt and capital expenditure requirements. EBITDA does not indicate whether Dollar’s cash flow will be sufficient to fund all of its cash needs. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities, or other measures of operating performance or liquidity determined in accordance with GAAP. Dollar believes that EBITDA amounts should be reviewed by prospective investors because Dollar uses them as one means of analyzing its ability to service its debt and capital expenditure requirements, and Dollar understands that they are used by some investors as one measure of a Company’s historical ability to service its debt and capital expenditure requirements. Not all companies calculate EBITDA in the same fashion, and therefore these amounts as presented may not be comparable to other similarly titled measures of other companies. The table below reconciles income before income taxes as reported on Dollar’s Interim Unaudited Consolidated Statements of Operations to unaudited EBITDA (dollars in thousands):

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2004	2005	2004	2005
Income before income taxes	$7,392	$958	$2,154	$10,608
Add:
Depreciation and amortization	2,333	2,579	7,143	8,234
Interest expense	10,151	7,766	29,585	27,237
Management Fees	249	108	786	636
Foreign currency (gain) loss	(181)	263	(484)	861
Loss on extinguishment of debt	—	8,097	8,855	8,097
Termination of management services agreement	—	2,500	—	2,500
Other	157	189	278	133

EBITDA	$20,101	$22,460	$48,317	$58,306

Dollar Financial Corp.
Unaudited Selected Statistical Data

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2004	2005	2004	2005
Consolidated Store Count
Beginning	1,100	1,130	1,084	1,110
Opened	3	9	8	30
Acquired	—	41	—	46
Closed or Sold	1	6	2	14
Franchise, net	4	168	16	170

Ending	1,106	1,342	1,106	1,342

Company-Operated Store Count
Beginning	628	656	624	638
Opened	3	9	8	30
Acquired	—	41	—	46
Closed or Sold	1	6	2	14

Ending	630	700	630	700

Franchise Store Count
Beginning	472	474	460	472
Net change	4	(2)	16	—
WTP acquisition	—	170	—	170

Ending	476	642	476	642

Dollar Financial Corp.
Unaudited Selected Statistical Data

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2004	2005	2004	2005
Check Cashing Data
Face amount of checks cashed (in millions)	$801	$843	$2,375	$2,542
Number of checks cashed (in thousands)	1,983	1,930	6,204	6,067
Face amount of average check	$404	$437	$383	$419
Average fee per check cashed	$15.33	$16.94	$14.17	$15.79
Net write-offs of returned checks (in thousands)	$1,645	$2,211	$5,776	$6,851
Net write offs as a percentage of check cashing revenue	5.4%	6.8%	6.6%	7.2%

Consumer Loan Data - Originations

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2004	2005	2004	2005
U.S. company funded consumer loan originations	$17,443	$15,956	$47,638	$53,025
Canadian company funded consumer loan originations	75,791	107,346	231,729	332,514
U.K. company funded consumer loan originations	29,207	43,420	82,230	128,898

Total company funded consumer loan originations	$122,441	$166,722	$361,597	$514,437

Consumer Loan Data — Net Revenues
U.S. servicing revenues, net	$12,093	$14,089	$35,411	$40,107
U.S. company funded consumer loan revenues	2,666	2,682	7,138	8,166
Canadian company funded consumer loan revenues	7,895	11,581	22,577	35,600
U.K. company funded consumer loan revenues	5,048	6,674	13,854	19,033
Provision for loan losses on company funded loans	(1,256)	(2,109)	(6,749)	(11,453)

Total consumer lending revenues, net	$26,446	$32,917	$72,231	$91,453

Consumer Loan Data — Charge-offs
Gross charge-offs of company funded consumer loans	$11,662	$15,492	$33,852	$48,046
Recoveries of company funded consumer loans	10,634	13,871	27,340	37,251

Net charge-offs on company funded consumer loans	$1,028	$1,621	$6,512	$10,795

Gross charge-offs of company funded consumer loans as a percentage of total company funded consumer loan originations	9.5%	9.3%	9.4%	9.3%
Recoveries of company funded consumer loans as a percentage of total company funded consumer loan originations	8.7%	8.3%	7.6%	7.2%
Net charge-offs on company funded consumer loans as a percentage of total company funded consumer loan originations	0.8%	1.0%	1.8%	2.1%

CONTACT:	Dollar Financial Corp.
by
Financial Dynamics
Mark McCall, 212-850-5641

SOURCE:	Dollar Financial Corp.